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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)*

                       Catapult Communications Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    149016107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  July 1, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]    Rule 13d-1(b)

[X]    Rule 13d-1(c)

[ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).




Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.




                               Page 1 of 6 Pages

---------------------------------
CUSIP No. 149016107
---------------------------------

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Tekelec
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
          (See Instructions)                                             (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION                        California
--------------------------------------------------------------------------------
                 5     SOLE VOTING POWER  1,081,250 shares issuable upon
    NUMBER             conversion of an aggregate amount of $17,300,000 of
      OF               2% Convertible Subordinated Notes due 2004
    SHARES             (see Item 4(a))
 BENEFICIALLY    ---------------------------------------------------------------
    OWNED        6     SHARED VOTING POWER         0 shares
     BY          ---------------------------------------------------------------
EACH REPORTING   7      SOLE DISPOSITIVE POWER 1,081,250 shares issuable upon
   PERSON               conversion of an aggregate amount of $17,300,000 of 2%
    WITH                Convertible Subordinated Notes due 2004 (see Item 4(a))
                 ---------------------------------------------------------------
                 8      SHARED DISPOSITIVE POWER   0 shares
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                1,081,250 shares
--------------------------------------------------------------------------------
10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDED CERTAIN SHARES
          (See Instructions)                                                 [ ]
--------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 7.7% as of September 30, 2003
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON (See Instructions)                         CO
--------------------------------------------------------------------------------


                               Page 2 of 6 Pages

---------------------------------
CUSIP No. 149016107
---------------------------------



ITEM 1(a)    NAME OF ISSUER:
             Catapult Communications Corporation

ITEM 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
             160 South Whisman Road, Mountain View, CA 94041

ITEM 2(a)    NAME OF PERSON FILING:
             Tekelec

ITEM 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
             26580 W. Agoura Road, Calabasas, CA 91302

ITEM 2(c)    CITIZENSHIP:
             Tekelec is a California corporation

ITEM 2(d)    TITLE OF CLASS OF SECURITIES:
             Common Stock

ITEM 2(e)    CUSIP NUMBER:
             149016107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

             (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

             (b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                      78c).

             (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

             (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

             (e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

             (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

             (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

             (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).


                               Page 3 of 6 Pages

---------------------------------
CUSIP No. 149016107
---------------------------------

             (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

             (j) [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4.      OWNERSHIP:

             Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

             (a) Amount beneficially owned: 1,081,250 shares of Common Stock issuable upon conversion of (i) a 2% Convertible Subordinated Note due 2004 in the principal amount of $10,000,000 issued by Catapult Communications International Limited to Tekelec and (ii) a 2% Convertible Subordinated Note due 2004 in the principal amount of $7,300,000 issued by Catapult Communications International Limited to Tekelec (together, the "Notes").

             (b)      Percent of class: 7.7%

             (c)      Number of shares as to which the person has:

                      (i) Sole power to vote or direct the vote: 1,081,250 shares issuable upon conversion of the Notes (as defined in Item 4(a) above)

                      (ii)  Shared power to vote or to direct the vote: 0 shares

                      (iii) Sole power to dispose or to direct the disposition
                            of: 1,081,250 shares issuable upon conversion of the Notes (as defined in Item 4(a) above)

                      (iv) Shared power to dispose or to direct the disposition of: 0 shares

             Instruction: For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d3(d)(1).

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check
             the following:   [ ]

             Instruction: Dissolution of a group required a response to this item. Not applicable

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

             Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

             Not applicable

                               Page 4 of 6 Pages

---------------------------------
CUSIP No. 149016107
---------------------------------

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

             Not applicable

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP:

             Not applicable

ITEM 10.     CERTIFICATION:

             Not applicable


                               Page 5 of 6 Pages

---------------------------------
CUSIP No. 149016107
---------------------------------


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            November 18, 2003
                            ----------------------------------------------------
                                                 Date

                                          /s/ Ronald W. Buckly
                            ----------------------------------------------------
                                              Signature

                            Ronald W. Buckly, Vice President and General Counsel
                            ----------------------------------------------------
                                              Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

ATTENTION:   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
             CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


                               Page 6 of 6 Pages